

March 15, 2011

Alceu Duilio Calciolari
Chief Financial and Investor Relations Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re:** **Gafisa, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your response letter filed on EDGAR on March 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Item 3 – Information on the Company

Overview of Residential Buildings, page 25

2. We note your responses to comments two and four from our letter dated February 18, 2011. For projects where development has not yet commenced, please tell us and revise your future filings to explain your process for evaluating the current market value of each property. In some cases, your response letter states that land sales experts have performed studies indicating that no losses are expected. However in other cases, you simply indicate that you have no reason to believe the carrying value of a property is greater than its market value and it is unclear how you arrived at this conclusion (for example, projects marked b) through g) in your response to comment four). Please revise your discussion of impairment policies under U.S. GAAP to disclose the extent to which you rely on third party appraisals to determine market value of properties held for future development and how frequently these appraisals are updated. Please also revise your discussion of impairment policies under U.S. GAAP to clarify that you consider impairment at the level of each individual project, as indicated in your response to comment six from our letter dated February 19, 2011.

Customer Financing, page 38

3. We note your response to comment seven and await your consideration of the default rates and termination practices and their impact on your accounting policies for U.S. GAAP revenue recognition for the periods presented in your 2009 Form 20-F.

4. We note your response to comment eight from our letter dated February 28, 2011. Please differentiate in your filing disclosure between how, under U.S. GAAP, you account for 1) the portion of the deposit paid by your customer but retained by you as a "penalty" for default and 2) the portion of the deposit paid by your customer but refunded to them by you after agreeing to their default. In addition, please supplementally explain your basis for recording amounts received for penalties as reductions of operating revenue as you state in your response. They would appear to represent a credit and not a debit to your statement of income.

Item 5 – Operating and Financial Review and Prospects

Business Segments, page 66

5. We note your response to comment nine from our letter dated February 28, 2011. It is unclear why you assert changes in the mix of the types of developments under construction have not materially affected each segment's results of operations. We note that your MD&A disclosures on page 67 and your proposed MD&A disclosures in response to comment ten both make mention of changes in the mix of products sold as a factor affecting your profitability and net operating revenue. Please revise

your MD&A to describe how the mix of the types of developments under construction has changed for each of your segments during the periods presented and discuss how the change in mix affected each segment's results of operations and your overall liquidity, if applicable.

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP

(d) US GAAP condensed consolidated financial information, page F-88

6. We note your response to comment 12 from our letter dated February 18, 2011. We would like to understand how you determined that the exclusion of a cash flow statement in compliance with IAS 7 was not a material error that would require an amendment of your Form 20-F for the year ended December 31, 2009. Therefore, as previously requested, please supplementally provide us with statements of cash flows in compliance with IAS 7 for the periods presented in your 2009 Form 20-F so that we can understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in your filing. Please also ensure your materiality analysis under SAB Topic 1:M addresses how the errors in the presentation of your cash and cash equivalents under U.S. GAAP were neither quantitatively nor qualitatively material.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief